Mail Stop 4561

September 26, 2007

Timothy Franz
Chief Financial Officer
BNCCORP, Inc.
322 East Main Avenue
Bismarck, North Dakota 58501

> **RE: BNCCORP, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Filed May 14, 2007**
> **File No. 001-16527**

Dear Mr. Franz,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant